Authorization and Designation
to Sign and File
Section 16 Reporting Forms

The undersigned, a
Director of Ampco-Pittsburgh Corporation,
a Pennsylvania corporation (the "Corporation)
effective May 9, 2019, does hereby authorize
and designate Masha Traionr to sign and file
on his behalf any and all Forms 3, 4, and 5
relating to equity securities of the Corporation
pursuant to the requirements of Section 16 of of
Securities Exchange Act of 1934 ("Section 16").
This authorization, unless earlier revoked by
the undersigned in writing, shall be valid
until the undersigned's reporting obligations
under Section 16 with respect to equity
securities of the Corporation shall cease.

IN WITNESS WHEREOF, the undersigned has executed this
Authorization and Designation as of the 10th day of
May, 2019.

   __/s/ Terry L. Dunlap_______
   Terry L. Dunlap